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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (AMENDMENT NO. 6)

                    Under the Securities Exchange Act of 1934

                               EDGAR Online, Inc.
                             ______________________
                                (Name of issuer)

                          Common Stock, $.01 par value
                          ____________________________
                         (Title of class of securities)

                                     0-26071
                                   __________
                                 (CUSIP number)

                                December 31, 2004
                                   __________

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed: [ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Susan Strausberg
__________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group

(a)       __________
(b)       __________
__________________________________________________________________
3.   SEC Use Only
__________________________________________________________________
4.   Citizenship or Place of Organization

          United States
__________________________________________________________________
Number of                          5    Sole Voting Power
Shares                                  114,833 (1)
Beneficially                            ___________________
Owned by                           6    Shared Voting Power
Each                                    1,912,840
Reporting                               ___________________
Person                             7    Sole Dispositive Power
With                                    114,833 (1)
                                        ___________________
                                   8    Shared Dispositive Power
                                        1,912,840
__________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,027,673 (1) (2) (3)
__________________________________________________________________
10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares       -
__________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

         9.4%
__________________________________________________________________
12.  Type of Reporting Person

          IN

(1) This amount includes 114,833 shares issuable upon exercise of options exercisable within 60 days.

(2) This amount does not include 106,500 shares issuable upon exercise of options exercisable within 60 days owned by Ms. Strausberg's husband, Marc Strausberg. Ms. Strausberg disclaims beneficial ownership of the options owned by her husband.

(3) This amount does not include 156,000 shares of common stock owned by Ms. Strausberg's husband. Ms. Strausberg disclaims beneficial ownership of the shares owned by her husband.

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

Item 1(a).     NAME OF ISSUER:

         EDGAR Online, Inc.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         50 Washington Street, Norwalk, CT 06854

Item 2(a).     NAME OF PERSON FILING:

          Susan Strausberg

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
               RESIDENCE:

         50 Washington Street, Norwalk, CT 06854

Item 2(c).     CITIZENSHIP:

         United States

Item 2(d).     TITLE OF CLASS OF SECURITIES:

          Common Stock

Item 2(e):     CUSIP NUMBER:

         0-26071

Item 3:   REPORTING PERSON:

          IN

Item 4.   OWNERSHIP:

          See responses to Items 5 - 11 on page 2 above.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY:

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

          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10.  CERTIFICATION:

          Not Applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2005




                                              /s/ Susan Strausberg
                                              ---------------------
                                              Susan Strausberg

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